Exhibit 8.1

Subsidiaries of Resolution Minerals Limited

Subsidiary	Jurisdiction
Xavier Resources Pty Ltd	Australia
Curie Resources Pty Ltd	Australia
Carrara Resources Pty Ltd	Australia
Devil Prospecting Pty Ltd	Australia
1205 Pty Ltd	Australia
Resolution Minerals Alaska Inc.	United States
Resolution Minerals Gold LLC	United States